FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the Month of May 2011

Commission File Number: 1-6784

Panasonic Corporation

Kadoma, Osaka, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):

This Form 6-K consists of:

1.	News release issued on May 13, 2011, by Panasonic Corporation (the registrant), announcing shelf registration of stock acquisition rights.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Panasonic Corporation

By:	/s/ MASAHITO YAMAMURA
Masahito Yamamura, Attorney-in-Fact
General Manager of Investor Relations
Panasonic Corporation

Dated: May 16, 2011

May 13, 2011

FOR IMMEDIATE RELEASE

Media Contacts:

Akira Kadota (Japan)

International PR

(Tel: +81-3-6403-3040)

Panasonic News Bureau (Japan)

(Tel: +81-3-3542-6205)

Jim Reilly (U.S.)

(Tel: +1-201-392-6067)

Anne Guennewig (Europe)

(Tel : +49-611-235-457)

Investor Relations Contacts:

Makoto Mihara (Japan)

Investor Relations

(Tel: +81-6-6908-1121)

Yuko Iwatsu (U.S.)

Panasonic Finance (America), Inc.

(Tel: +1-212-698-1360)

Hiroko Carvell (Europe)

Panasonic Finance (Europe) plc

(Tel: +44-20-3008-6887)

Panasonic Announces Shelf Registration of Stock Acquisition Rights

Osaka, Japan, May 13, 2011 — Panasonic Corporation ([NYSE:PC/TSE:6752] “Panasonic”) today announced to file a shelf registration statement with the Japanese regulatory authorities for possible issues of stock acquisition rights.

Details are as follows:

1.	Type of Securities	:	Stock acquisition rights

2.	Issuable period	:	2 years from the effective date of the shelf registration of stock acquisition rights (from May 23, 2011 to May 22, 2013)

3.	Method of offering	:	Rights offering to shareholders

4.	Issuable amount	:	5.0 billion yen (Issuable amount is the total amount to be paid upon exercise of all stock acquisition rights. The issue price of a stock acquisition right is zero yen.)

As announced in a separate press release issued on April 28, 2011 “Panasonic Announces Continuation of Policy toward Large-scale Purchases of Company’s Shares [ESV* Plan]”, Panasonic’s Board of Directors decided to continue the ESV Plan, which was originally adopted and announced on April 28, 2005 and the continuation thereof has been subsequently approved by the Board of Directors and announced each year thereafter as Panasonic has maintained the basic policy.

The ESV Plan outlines the rules regarding large-scale purchases of Panasonic shares, and in certain cases, such as non-compliance with these rules, Panasonic may implement certain countermeasures. The issuance of stock acquisition rights is one possible countermeasure in such cases. As the shelf registration that we filed on May 15, 2009 will expire on May 22, 2011, Panasonic is again filing the shelf registration statement as set forth above, which will enable Panasonic to promptly issue stock acquisition rights if it deems necessary. For further details of the ESV plan, refer to the aforementioned separate press release on April 28, 2011.

*	ESV stands for Enhancement of Shareholder Value.

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